SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 (Amendment #4)


                            ICN Pharmaceuticals, Inc.
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                                (Name of Issuer)

               Common Stock, par value $0.01 per share ("Shares")
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                         (Title of Class of Securities)

                                   44 8924 100
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                                 (CUSIP Number)

          David L. Cohen                              David Winters
             Principal                                  President
   Iridian Asset Management LLC               Franklin Mutual Advisers, LLC
        276 Post Road West                     51 John F. Kennedy Parkway
      Westport, CT 06880-4704                 Short Hills, New Jersey 07078
           203-341-9000                               973-912-2177

                                 with a copy to:

                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                  212-225-2000
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                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                  June 27, 2002
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. (As to the Iridian Reporting Persons (as defined below) only).

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on the following pages)
                              (Page 1 of 7 Pages)

     This Amendment No. 4 (this "Amendment") amends and supplements the Schedule 13D filed on March 13, 2002, of the Reporting Persons, as amended by Amendment No. 1 thereto, filed on March 25, 2002, Amendment No. 2 thereto, filed April 9, 2002 and Amendment No. 3 thereto, filed on June 17, 2002, with respect to the common stock, par value $0.01 per share (the "Common Stock"), of ICN Pharmaceuticals, Inc., a Delaware corporation (the "Issuer") (such Statement on
Schedule 13D as amended, the "Schedule 13D"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

     Item 2 of the Schedule 13D is hereby amended to add the following:

     On June 27, 2002 Iridian and FMA terminated the Shareholder Agreement and as a result the Iridian Reporting Persons and FMA may no longer by deemed to be a "group" for purposes of Regulation 13D-G under the Act. FMA and the Iridian Reporting Persons therefore may no longer be deemed to possess "beneficial ownership" of the Common Stock owned by the other. Iridian and FMA have agreed that the Joint Filing Agreement, Exhibit 2 to the original statement on Schedule 13D filed on March 13, 2002, is to be terminated effective immediately after the filing of this Amendment. After the date hereof, FMA and the Iridian Reporting Persons shall no longer make joint filings on this Schedule 13D with respect to the equity securities of the Issuer, but each shall independently make such filings as they may be required to make in accordance with Regulation 13D-G under the Act.

Item 5. Interest in Securities of the Issuer.


     Section (c) of Item 5 of the Schedule 13D is amended to read in its entirety as follows:

     (c) Other than the transactions described in Schedule IIA of this statement, none of the Reporting Persons, Jeffrey M. Elliott, nor, to the best of their knowledge, any of the persons listed in Schedule I, have effected any transactions in the Common Stock since Amendment No. 3 to the Schedule 13D was filed on June 17, 2002.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following:

     On June 27, 2002, Iridian and FMA terminated the Shareholder Agreement pursuant to a letter agreement filed as Exhibit 3 to this Amendment, which letter agreement is incorporated herein in its entirety by reference.

     Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is amended to read in its entirety as follows:

Exhibit 1* Letter Agreement, dated March 8, 2002, between Iridian Asset Management LLC and
                     Franklin Mutual Advisers, LLC.

Exhibit 2*           Joint Filing Agreement.

Exhibit 3 Letter Agreement, dated June 27, 2002, between Iridian Asset Management LLC and Franklin Mutual Advisers, LLC terminating the Shareholders Agreement.

*        Previously filed.

                                   SIGNATURES

                  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  Date: June 27, 2002           IRIDIAN ASSET MANAGEMENT LLC


                                                /s/ David L. Cohen
                                                --------------------------------
                                                By: David L. Cohen
                                                Title: Principal


                                                LC CAPITAL MANAGEMENT, LLC


                                                /s/ David L. Cohen
                                                --------------------------------
                                                By: David L. Cohen
                                                Title: Principal


                                                CL INVESTORS, INC.


                                                /s/ Jeffrey M. Elliott
                                                --------------------------------
                                                By: Jeffrey M. Elliott
                                                Title: President


                                                COLE PARTNERS LLC


                                                /s/ David L. Cohen
                                                --------------------------------
                                                By: David L. Cohen
                                                Title: Principal


                                                IRIDIAN PRIVATE BUSINESS VALUE
                                                EQUITY FUND, L.P.
                                                  By: COLE Partners LLC, General
                                                      Partner

                                                      /s/ David L. Cohen
                                                      --------------------------
                                                      By:  David L. Cohen
                                                      Title:  Principal


                                                /s/ David L. Cohen
                                                --------------------------------
                                                David L. Cohen, individually


                                                /s/ Harold J. Levy
                                                --------------------------------
                                                Harold J. Levy, individually


                  Date: June 27, 2002           FRANKLIN MUTUAL ADVISERS, LLC


                                                /s/ Bradley Takahashi
                                                --------------------------------
                                                By: Bradley Takahashi
                                                Title: Vice President

                                  SCHEDULE IIA

                                       FMA
                          TRANSACTIONS IN COMMON STOCK

     Unless otherwise indicated, each of the transactions described below was a purchase of Common Stock for cash on the New York Stock Exchange.


Date                          Number of Shares             Price per Share (1)
----                          ----------------             -------------------

June 20, 2002                     162,600                       $25.3805
June 25, 2002                      75,000                       $24.1235
June 26, 2002                     150,000                       $23.4606
June 26, 2002                     128,000                       $23.3915


(1) Price includes commission.